Exhibit 99.2

BCE (1) (2) (3)

Consolidated Operational Data

(In millions of Canadian dollars, except share amounts) (unaudited)	Q3 2019	Q3 2018	$ change	% change	YTD 2019	YTD 2018	$ change	% change

Operating revenues
Service	5,185	5,117	68	1.3%	15,461	15,210	251	1.7%
Product	799	760	39	5.1%	2,187	2,043	144	7.0%
Total operating revenues	5,984	5,877	107	1.8%	17,648	17,253	395	2.3%
Operating costs (A)	(3,330)	(3,355)	25	0.7%	(9,863)	(9,911)	48	0.5%
Post-employment benefit plans service cost	(60)	(65)	5	7.7%	(187)	(201)	14	7.0%
Adjusted EBITDA (4)	2,594	2,457	137	5.6%	7,598	7,141	457	6.4%
Adjusted EBITDA margin (4)	43.3%	41.8%		1.5 pts	43.1%	41.4%		1.7 pts
Severance, acquisition and other costs	(23)	(54)	31	57.4%	(86)	(78)	(8)	(10.3%	)
Depreciation	(861)	(779)	(82)	(10.5%)	(2,631)	(2,346)	(285)	(12.1%	)
Amortization	(230)	(220)	(10)	(4.5%)	(674)	(653)	(21)	(3.2%	)
Finance costs
Interest expense	(282)	(255)	(27)	(10.6%)	(846)	(741)	(105)	(14.2%	)
Interest on post-employment benefit obligations	(16)	(17)	1	5.9%	(47)	(51)	4	7.8%
Other income (expense)	61	(41)	102	n.m.	106	(190)	296	n.m.
Income taxes	(321)	(224)	(97)	(43.3%)	(890)	(751)	(139)	(18.5%	)
Net earnings	922	867	55	6.3%	2,530	2,331	199	8.5%
Net earnings attributable to:
Common shareholders	867	814	53	6.5%	2,368	2,179	189	8.7%
Preferred shareholders	37	36	1	2.8%	113	107	6	5.6%
Non-controlling interest	18	17	1	5.9%	49	45	4	8.9%
Net earnings	922	867	55	6.3%	2,530	2,331	199	8.5%

Net earnings per common share - basic and diluted	$0.96	$0.90	$0.06	6.7%	$2.63	$2.42	$0.21	8.7%

Dividends per common share	$0.7925	$0.7550	$0.0375	5.0%	$2.3775	$2.2650	$0.1125	5.0%

Weighted average number of common shares outstanding - basic (millions)	901.4	898.0			899.8	898.7
Weighted average number of common shares outstanding - diluted (millions)	902.2	898.3			900.2	899.0
Number of common shares outstanding (millions)	903.7	898.0			903.7	898.0

Adjusted net earnings and EPS
Net earnings attributable to common shareholders	867	814	53	6.5%	2,368	2,179	189	8.7%
Severance, acquisition and other costs	17	39	(22)	(56.4%)	63	56	7	12.5%
Net mark-to-market (gains) losses on derivatives used to economically hedge equity settled share-based compensation plans	(64)	5	(69)	n.m.	(146)	83	(229)	n.m.
Net losses on investments	-	-	-	-	57	20	37	n.m.
Early debt redemption costs	-	2	(2)	(100.0%)	13	15	(2)	(13.3%	)
Impairment charges	-	1	(1)	(100.0%)	4	4	-	-
Adjusted net earnings (4)	820	861	(41)	(4.8%)	2,359	2,357	2	0.1%
Impact on net earnings per share	$(0.05)	$0.06	$(0.11)	n.m.	$(0.01)	$0.20	$(0.21)	n.m.

Adjusted EPS (4)	$0.91	$0.96	$(0.05)	(5.2%)	$2.62	$2.62	-	-

n.m. : not meaningful

(A) Excludes post-employment benefit plans service cost

BCE Supplementary Financial Information - Third Quarter 2019 Page  2

BCE

Consolidated Operational Data - Historical Trend

(In millions of Canadian dollars, except share amounts) (unaudited)	YTD 2019	Q3 19	Q2 19	Q1 19	TOTAL 2018	Q4 18	Q3 18	Q2 18	Q1 18

Operating revenues
Service	15,461	5,185	5,231	5,045	20,441	5,231	5,117	5,129	4,964
Product	2,187	799	699	689	3,027	984	760	657	626
Total operating revenues	17,648	5,984	5,930	5,734	23,468	6,215	5,877	5,786	5,590
Operating costs (A)	(9,863)	(3,330)	(3,277)	(3,256)	(13,667)	(3,756)	(3,355)	(3,293)	(3,263)
Post-employment benefit plans service cost	(187)	(60)	(58)	(69)	(266)	(65)	(65)	(63)	(73)
Adjusted EBITDA	7,598	2,594	2,595	2,409	9,535	2,394	2,457	2,430	2,254
Adjusted EBITDA margin	43.1%	43.3%	43.8%	42.0%	40.6%	38.5%	41.8%	42.0%	40.3%
Severance, acquisition and other costs	(86)	(23)	(39)	(24)	(136)	(58)	(54)	(24)	-
Depreciation	(2,631)	(861)	(888)	(882)	(3,145)	(799)	(779)	(787)	(780)
Amortization	(674)	(230)	(223)	(221)	(869)	(216)	(220)	(221)	(212)
Finance costs
Interest expense	(846)	(282)	(281)	(283)	(1,000)	(259)	(255)	(246)	(240)
Interest on post-employment benefit obligations	(47)	(16)	(15)	(16)	(69)	(18)	(17)	(17)	(17)
Other income (expense)	106	61	(56)	101	(348)	(158)	(41)	(88)	(61)
Income taxes	(890)	(321)	(276)	(293)	(995)	(244)	(224)	(292)	(235)
Net earnings	2,530	922	817	791	2,973	642	867	755	709
Net earnings attributable to:
Common shareholders	2,368	867	761	740	2,785	606	814	704	661
Preferred shareholders	113	37	38	38	144	37	36	35	36
Non-controlling interest	49	18	18	13	44	(1)	17	16	12
Net earnings	2,530	922	817	791	2,973	642	867	755	709

Net earnings per common share - basic and diluted	$2.63	$0.96	$0.85	$0.82	$3.10	$0.68	$0.90	$0.79	$0.73

Dividends per common share	$2.3775	$0.7925	$0.7925	$0.7925	$3.0200	$0.7550	$0.7550	$0.7550	$0.7550

Weighted average number of common shares outstanding - basic (millions)	899.8	901.4	899.5	898.4	898.6	898.1	898.0	898.0	900.2
Weighted average number of common shares outstanding - diluted (millions)	900.2	902.2	900.3	898.7	898.9	898.4	898.3	898.3	900.6
Number of common shares outstanding (millions)	903.7	903.7	900.1	898.8	898.2	898.2	898.0	898.0	898.0

Adjusted net earnings and EPS
Net earnings attributable to common shareholders	2,368	867	761	740	2,785	606	814	704	661
Severance, acquisition and other costs	63	17	28	18	100	44	39	18	(1)
Net mark-to-market (gains) losses on derivatives used to economically hedge equity settled share-based compensation plans	(146)	(64)	(9)	(73)	58	(25)	5	22	56
Net losses on investments	57	-	53	4	47	27	-	20	-
Early debt redemption costs	13	-	13	-	15	-	2	13	-
Impairment charges	4	-	1	3	146	142	1	-	3
Adjusted net earnings	2,359	820	847	692	3,151	794	861	777	719
Impact on net earnings per share	$(0.01)	$(0.05)	$0.09	$(0.05)	$0.41	$0.21	$0.06	$0.07	$0.07

Adjusted EPS	$2.62	$0.91	$0.94	$0.77	$3.51	$0.89	$0.96	$0.86	$0.80

(A) Excludes post-employment benefit plans service cost

BCE Supplementary Financial Information - Third Quarter 2019 Page  3

BCE (1) (2) (3)

Segmented Data

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3 2019	Q3 2018	$ change	% change	YTD 2019	YTD 2018	$ change	% change

Operating revenues
Bell Wireless	2,348	2,269	79	3.5%	6,649	6,411	238	3.7%
Bell Wireline	3,066	3,060	6	0.2%	9,218	9,130	88	1.0%
Bell Media	751	731	20	2.7%	2,338	2,271	67	3.0%
Inter-segment eliminations	(181)	(183)	2	1.1%	(557)	(559)	2	0.4%

Total	5,984	5,877	107	1.8%	17,648	17,253	395	2.3%

Operating costs
Bell Wireless	(1,335)	(1,330)	(5)	(0.4%)	(3,751)	(3,769)	18	0.5%
Bell Wireline	(1,711)	(1,724)	13	0.8%	(5,163)	(5,148)	(15)	(0.3%)
Bell Media	(525)	(549)	24	4.4%	(1,693)	(1,754)	61	3.5%
Inter-segment eliminations	181	183	(2)	(1.1%)	557	559	(2)	(0.4%)

Total	(3,390)	(3,420)	30	0.9%	(10,050)	(10,112)	62	0.6%

Adjusted EBITDA
Bell Wireless	1,013	939	74	7.9%	2,898	2,642	256	9.7%
Margin	43.1%	41.4%		1.7 pts	43.6%	41.2%		2.4 pts
Bell Wireline	1,355	1,336	19	1.4%	4,055	3,982	73	1.8%
Margin	44.2%	43.7%		0.5 pts	44.0%	43.6%		0.4 pts
Bell Media	226	182	44	24.2%	645	517	128	24.8%
Margin	30.1%	24.9%		5.2 pts	27.6%	22.8%		4.8 pts

Total	2,594	2,457	137	5.6%	7,598	7,141	457	6.4%

Margin	43.3%	41.8%		1.5 pts	43.1%	41.4%		1.7 pts

Capital expenditures
Bell Wireless	167	183	16	8.7%	486	531	45	8.5%
Capital intensity (5)	7.1%	8.1%		1.0 pts	7.3%	8.3%		1.0 pts
Bell Wireline	824	797	(27)	(3.4%)	2,278	2,384	106	4.4%
Capital intensity	26.9%	26.0%		(0.9) pts	24.7%	26.1%		1.4 pts
Bell Media	22	30	8	26.7%	71	82	11	13.4%
Capital intensity	2.9%	4.1%		1.2 pts	3.0%	3.6%		0.6 pts

Total	1,013	1,010	(3)	(0.3%)	2,835	2,997	162	5.4%

Capital intensity	16.9%	17.2%		0.3 pts	16.1%	17.4%		1.3 pts

BCE Supplementary Financial Information - Third Quarter 2019 Page  4

BCE

Segmented Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2019	Q3 19	Q2 19	Q1 19	TOTAL 2018	Q4 18	Q3 18	Q2 18	Q1 18

Operating revenues
Bell Wireless	6,649	2,348	2,189	2,112	8,818	2,407	2,269	2,121	2,021
Bell Wireline	9,218	3,066	3,088	3,064	12,267	3,137	3,060	3,061	3,009
Bell Media	2,338	751	842	745	3,121	850	731	791	749
Inter-segment eliminations	(557)	(181)	(189)	(187)	(738)	(179)	(183)	(187)	(189)

Total	17,648	5,984	5,930	5,734	23,468	6,215	5,877	5,786	5,590

Operating costs
Bell Wireless	(3,751)	(1,335)	(1,209)	(1,207)	(5,297)	(1,528)	(1,330)	(1,229)	(1,210)
Bell Wireline	(5,163)	(1,711)	(1,727)	(1,725)	(6,946)	(1,798)	(1,724)	(1,728)	(1,696)
Bell Media	(1,693)	(525)	(588)	(580)	(2,428)	(674)	(549)	(586)	(619)
Inter-segment eliminations	557	181	189	187	738	179	183	187	189

Total	(10,050)	(3,390)	(3,335)	(3,325)	(13,933)	(3,821)	(3,420)	(3,356)	(3,336)

Adjusted EBITDA
Bell Wireless	2,898	1,013	980	905	3,521	879	939	892	811
Margin	43.6%	43.1%	44.8%	42.9%	39.9%	36.5%	41.4%	42.1%	40.1%
Bell Wireline	4,055	1,355	1,361	1,339	5,321	1,339	1,336	1,333	1,313
Margin	44.0%	44.2%	44.1%	43.7%	43.4%	42.7%	43.7%	43.5%	43.6%
Bell Media	645	226	254	165	693	176	182	205	130
Margin	27.6%	30.1%	30.2%	22.1%	22.2%	20.7%	24.9%	25.9%	17.4%

Total	7,598	2,594	2,595	2,409	9,535	2,394	2,457	2,430	2,254

Margin	43.1%	43.3%	43.8%	42.0%	40.6%	38.5%	41.8%	42.0%	40.3%

Capital expenditures
Bell Wireless	486	167	168	151	664	133	183	181	167
Capital intensity	7.3%	7.1%	7.7%	7.1%	7.5%	5.5%	8.1%	8.5%	8.3%
Bell Wireline	2,278	824	780	674	3,193	809	797	843	744
Capital intensity	24.7%	26.9%	25.3%	22.0%	26.0%	25.8%	26.0%	27.5%	24.7%
Bell Media	71	22	24	25	114	32	30	32	20
Capital intensity	3.0%	2.9%	2.9%	3.4%	3.7%	3.8%	4.1%	4.0%	2.7%

Total	2,835	1,013	972	850	3,971	974	1,010	1,056	931

Capital intensity	16.1%	16.9%	16.4%	14.8%	16.9%	15.7%	17.2%	18.3%	16.7%

BCE Supplementary Financial Information - Third Quarter 2019 Page  5

Bell Wireless (1) (2) (3)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3 2019	Q3 2018	% change	YTD 2019	YTD 2018	% change
Bell Wireless
Operating revenues
External service revenues	1,660	1,620	2.5%	4,820	4,688	2.8%
Inter-segment service revenues	13	12	8.3%	37	36	2.8%

Total operating service revenues	1,673	1,632	2.5%	4,857	4,724	2.8%

External product revenues	675	636	6.1%	1,789	1,683	6.3%
Inter-segment product revenues	-	1	(100.0%)	3	4	(25.0%)

Total operating product revenues	675	637	6.0%	1,792	1,687	6.2%

Total external revenues	2,335	2,256	3.5%	6,609	6,371	3.7%
Total operating revenues	2,348	2,269	3.5%	6,649	6,411	3.7%
Operating costs	(1,335)	(1,330)	(0.4%)	(3,751)	(3,769)	0.5%

Adjusted EBITDA	1,013	939	7.9%	2,898	2,642	9.7%
Adjusted EBITDA margin (Total operating revenues)	43.1%	41.4%	1.7 pts	43.6%	41.2%	2.4 pts
Capital expenditures	167	183	8.7%	486	531	8.5%
Capital intensity	7.1%	8.1%	1.0 pts	7.3%	8.3%	1.0 pts
Wireless subscriber gross activations (5)	593,547	535,647	10.8%	1,521,498	1,408,589	8.0%
Postpaid	417,966	426,719	(2.1%)	1,113,618	1,168,174	(4.7%)
Prepaid	175,581	108,928	61.2%	407,880	240,415	69.7%
Wireless subscriber net activations	204,067	177,834	14.8%	391,827	336,697	16.4%
Postpaid	127,172	135,323	(6.0%)	280,356	325,902	(14.0%)
Prepaid	76,895	42,511	80.9%	111,471	10,795	932.6%
Wireless subscribers end of period (EOP)(A)	9,834,380	9,487,368	3.7%	9,834,380	9,487,368	3.7%
Postpaid(A)	9,038,341	8,728,436	3.6%	9,038,341	8,728,436	3.6%
Prepaid(A)	796,039	758,932	4.9%	796,039	758,932	4.9%
Blended average billing per user (ABPU)($/month) (5)(B)	69.93	69.28	0.9%	68.71	67.86	1.3%
Churn (%) (average per month) (5)	1.34%	1.27%	(0.07) pts	1.31%	1.29%	(0.02) pts
Postpaid	1.12%	1.14%	0.02 pts	1.08%	1.13%	0.05 pts
Prepaid	3.89%	2.76%	(1.13) pts	4.18%	3.17%	(1.01) pts

(A)	At the beginning of Q1 2019, we adjusted our wireless subscriber base to remove 167,929 subscribers (72,231 postpaid and 95,698 prepaid) as follows:

·	65,798 subscribers (19,195 postpaid and 46,603 prepaid), due to the completion of the shutdown of the code division multiple access (CDMA) network on April 30, 2019

·	49,095 prepaid subscribers as a result of a change to our deactivation policy, mainly from 120 days for Bell/Virgin Mobile Canada (Virgin Mobile) and 150 days for Lucky Mobile to 90 days

·	43,670 postpaid subscribers relating to Internet of Things (IoT) due to the further refinement of our subscriber definition as a result of technology evolution

·	9,366 postpaid fixed wireless Internet subscribers which were transferred to our retail high-speed Internet subscriber base

(B)

Our Q1 2018 blended ABPU was adjusted to exclude the unfavourable retroactive impact of the Canadian Radio-television and Telecommunications Commission (CRTC) decision on wireless domestic wholesale roaming rates of $14 million.

BCE Supplementary Financial Information - Third Quarter 2019 Page  6

Bell Wireless - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2019	Q3 19	Q2 19	Q1 19	TOTAL 2018	Q4 18	Q3 18	Q2 18	Q1 18

Bell Wireless
Operating revenues
External service revenues	4,820	1,660	1,606	1,554	6,269	1,581	1,620	1,566	1,502
Inter-segment service revenues	37	13	12	12	48	12	12	12	12

Total operating service revenues	4,857	1,673	1,618	1,566	6,317	1,593	1,632	1,578	1,514

External product revenues	1,789	675	569	545	2,497	814	636	541	506
Inter-segment product revenues	3	-	2	1	4	-	1	2	1

Total operating product revenues	1,792	675	571	546	2,501	814	637	543	507

Total external revenues	6,609	2,335	2,175	2,099	8,766	2,395	2,256	2,107	2,008
Total operating revenues	6,649	2,348	2,189	2,112	8,818	2,407	2,269	2,121	2,021
Operating costs	(3,751)	(1,335)	(1,209)	(1,207)	(5,297)	(1,528)	(1,330)	(1,229)	(1,210)

Adjusted EBITDA	2,898	1,013	980	905	3,521	879	939	892	811
Adjusted EBITDA margin (Total operating revenues)	43.6%	43.1%	44.8%	42.9%	39.9%	36.5%	41.4%	42.1%	40.1%

Capital expenditures	486	167	168	151	664	133	183	181	167

Capital intensity	7.3%	7.1%	7.7%	7.1%	7.5%	5.5%	8.1%	8.5%	8.3%

Wireless subscriber gross activations	1,521,498	593,547	517,650	410,301	1,954,792	546,203	535,647	468,152	404,790

Postpaid	1,113,618	417,966	375,094	320,558	1,615,764	447,590	426,719	394,136	347,319

Prepaid	407,880	175,581	142,556	89,743	339,028	98,613	108,928	74,016	57,471

Wireless subscriber net activations (losses)	391,827	204,067	149,478	38,282	479,811	143,114	177,834	114,486	44,377

Postpaid	280,356	127,172	102,980	50,204	447,682	121,780	135,323	122,092	68,487

Prepaid	111,471	76,895	46,498	(11,922)	32,129	21,334	42,511	(7,606)	(24,110)

Wireless subscribers EOP(A)(B)	9,834,380	9,834,380	9,630,313	9,480,835	9,610,482	9,610,482	9,487,368	9,309,534	9,195,048

Postpaid(A)(B)	9,038,341	9,038,341	8,911,169	8,808,189	8,830,216	8,830,216	8,728,436	8,593,113	8,471,021

Prepaid(A)	796,039	796,039	719,144	672,646	780,266	780,266	758,932	716,421	724,027

Blended ABPU ($/month)(C)	68.71	69.93	68.79	67.35	67.76	67.46	69.28	67.71	66.56

Churn (%)(average per month)	1.31%	1.34%	1.29%	1.31%	1.32%	1.41%	1.27%	1.28%	1.31%

Postpaid	1.08%	1.12%	1.06%	1.07%	1.16%	1.26%	1.14%	1.10%	1.13%

Prepaid	4.18%	3.89%	4.20%	4.49%	3.17%	3.18%	2.76%	3.34%	3.40%

(A)	At the beginning of Q1 2019, we adjusted our wireless subscriber base to remove 167,929 subscribers (72,231 postpaid and 95,698 prepaid) as follows:

·	65,798 subscribers (19,195 postpaid and 46,603 prepaid), due to the completion of the shutdown of the CDMA network on April 30, 2019

·	49,095 prepaid subscribers as a result of a change to our deactivation policy, mainly from 120 days for Bell/Virgin Mobile and 150 days for Lucky Mobile to 90 days

·	43,670 postpaid subscribers relating to IoT due to the further refinement of our subscriber definition as a result of technology evolution

·	9,366 postpaid fixed wireless Internet subscribers which were transferred to our retail high-speed Internet subscriber base

(B)

At the beginning of Q4 2018, we adjusted our postpaid wireless subscriber base to remove 20,000 subscribers that we divested to Xplornet Communications Inc. as a result of BCE’s acquisition of Manitoba Telecom Services Inc.

(C)	Our Q1 2018 blended ABPU was adjusted to exclude the unfavourable retroactive impact of the CRTC decision on wireless domestic wholesale roaming rates of $14 million.

BCE Supplementary Financial Information - Third Quarter 2019 Page  7

Bell Wireline (1) (2) (3)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3 2019	Q3 2018	% change	YTD 2019	YTD 2018	% change
Bell Wireline
Operating revenues
Data	1,929	1,867	3.3%	5,743	5,556	3.4%
Voice	881	948	(7.1%)	2,685	2,849	(5.8%)
Other services	61	60	1.7%	182	187	(2.7%)
Total external service revenues	2,871	2,875	(0.1%)	8,610	8,592	0.2%
Inter-segment service revenues	70	61	14.8%	209	178	17.4%
Total operating service revenues	2,941	2,936	0.2%	8,819	8,770	0.6%
Data	114	111	2.7%	367	313	17.3%
Equipment and other	10	13	(23.1%)	31	47	(34.0%)
Total external product revenues	124	124	-	398	360	10.6%
Inter-segment product revenues	1	-	n.m.	1	-	n.m.
Total operating product revenues	125	124	0.8%	399	360	10.8%
Total external revenues	2,995	2,999	(0.1%)	9,008	8,952	0.6%
Total operating revenues	3,066	3,060	0.2%	9,218	9,130	1.0%
Operating costs	(1,711)	(1,724)	0.8%	(5,163)	(5,148)	(0.3%)
Adjusted EBITDA	1,355	1,336	1.4%	4,055	3,982	1.8%
Adjusted EBITDA margin	44.2%	43.7%	0.5 pts	44.0%	43.6%	0.4 pts

Capital expenditures	824	797	(3.4%)	2,278	2,384	4.4%
Capital intensity	26.9%	26.0%	(0.9) pts	24.7%	26.1%	1.4 pts
Retail high-speed Internet subscribers (5)
Retail net activations (A)	58,137	53,122	9.4%	100,222	84,081	19.2%
Retail subscribers EOP (A) (B)	3,519,962	3,377,856	4.2%	3,519,962	3,377,856	4.2%
Retail TV subscribers (5)
Retail net subscriber activations (losses) (A)	4,842	13,230	(63.4%)	5,632	8,328	(32.4%)
Internet protocol television (IPTV)	31,746	40,091	(20.8%)	69,437	74,317	(6.6%)
Satellite	(26,904)	(26,861)	(0.2%)	(63,805)	(65,989)	3.3%
Total retail subscribers EOP (A)	2,772,043	2,753,180	0.7%	2,772,043	2,753,180	0.7%
IPTV	1,745,143	1,639,233	6.5%	1,745,143	1,639,233	6.5%
Satellite	1,026,900	1,113,947	(7.8%)	1,026,900	1,113,947	(7.8%)
Retail network access services (NAS) (5)
Retail residential NAS lines (A)	2,755,593	3,020,819	(8.8%)	2,755,593	3,020,819	(8.8%)
Retail residential NAS lines net losses (A)	(65,656)	(73,241)	10.4%	(205,215)	(198,870)	(3.2%)

n.m. : not meaningful

(A)

As of January 1, 2019, we are no longer reporting wholesale subscribers in our Internet, TV, and residential NAS subscriber bases reflecting our focus on the retail market. Consequently, we restated previously reported 2018 subscribers for comparability.

(B)	At the beginning of Q1 2019, our retail high-speed Internet subscriber base was increased by 9,366 subscribers due to the transfer of fixed wireless Internet subscribers from our wireless segment.

BCE Supplementary Financial Information - Third Quarter 2019 Page  8

Bell Wireline - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2019	Q3 19	Q2 19	Q1 19	TOTAL 2018	Q4 18	Q3 18	Q2 18	Q1 18

Bell Wireline
Operating revenues
Data	5,743	1,929	1,929	1,885	7,466	1,910	1,867	1,869	1,820
Voice	2,685	881	897	907	3,782	933	948	953	948
Other services	182	61	62	59	247	60	60	64	63

Total external service revenues	8,610	2,871	2,888	2,851	11,495	2,903	2,875	2,886	2,831
Inter-segment service revenues	209	70	70	69	242	64	61	59	58

Total operating service revenues	8,819	2,941	2,958	2,920	11,737	2,967	2,936	2,945	2,889

Data	367	114	120	133	466	153	111	98	104
Equipment and other	31	10	10	11	64	17	13	18	16

Total external product revenues	398	124	130	144	530	170	124	116	120
Inter-segment product revenues	1	1	-	-	-	-	-	-	-

Total operating product revenues	399	125	130	144	530	170	124	116	120

Total external revenues	9,008	2,995	3,018	2,995	12,025	3,073	2,999	3,002	2,951
Total operating revenues	9,218	3,066	3,088	3,064	12,267	3,137	3,060	3,061	3,009
Operating costs	(5,163)	(1,711)	(1,727)	(1,725)	(6,946)	(1,798)	(1,724)	(1,728)	(1,696)

Adjusted EBITDA	4,055	1,355	1,361	1,339	5,321	1,339	1,336	1,333	1,313
Adjusted EBITDA margin	44.0%	44.2%	44.1%	43.7%	43.4%	42.7%	43.7%	43.5%	43.6%

Capital expenditures	2,278	824	780	674	3,193	809	797	843	744
Capital intensity	24.7%	26.9%	25.3%	22.0%	26.0%	25.8%	26.0%	27.5%	24.7%
Retail high-speed Internet subscribers
Retail net activations (A)	100,222	58,137	19,414	22,671	116,599	32,518	53,122	12,803	18,156
Retail subscribers EOP (A) (B)	3,519,962	3,519,962	3,461,825	3,442,411	3,410,374	3,410,374	3,377,856	3,324,734	3,311,931
Retail TV subscribers
Retail net subscriber activations (losses) (A)	5,632	4,842	2,350	(1,560)	21,559	13,231	13,230	5,452	(10,354)
IPTV	69,437	31,746	16,775	20,916	110,790	36,473	40,091	20,653	13,573
Satellite	(63,805)	(26,904)	(14,425)	(22,476)	(89,231)	(23,242)	(26,861)	(15,201)	(23,927)
Total retail subscribers EOP (A)	2,772,043	2,772,043	2,767,201	2,764,851	2,766,411	2,766,411	2,753,180	2,739,950	2,734,498
IPTV	1,745,143	1,745,143	1,713,397	1,696,622	1,675,706	1,675,706	1,639,233	1,599,142	1,578,489
Satellite	1,026,900	1,026,900	1,053,804	1,068,229	1,090,705	1,090,705	1,113,947	1,140,808	1,156,009
Retail network access services (NAS)
Retail residential NAS lines (A)	2,755,593	2,755,593	2,821,249	2,894,029	2,960,808	2,960,808	3,020,819	3,094,060	3,163,618
Retail residential NAS lines net losses (A)	(205,215)	(65,656)	(72,780)	(66,779)	(258,881)	(60,011)	(73,241)	(69,558)	(56,071)

(A)

As of January 1, 2019, we are no longer reporting wholesale subscribers in our Internet, TV and residential NAS subscriber bases reflecting our focus on the retail market. Consequently, we restated previously reported 2018 subscribers for comparability.

(B)	At the beginning of Q1 2019, our retail high-speed Internet subscriber base was increased by 9,366 subscribers due to the transfer of fixed wireless Internet subscribers from our wireless segment.

BCE Supplementary Financial Information - Third Quarter 2019 Page  9

BCE (2)

Net debt and other information

BCE - Net debt and preferred shares
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)
	September 30 2019	June 30 2019	March 31 2019	December 31 2018
Debt due within one year	4,728	5,676	5,485	4,645
Long-term debt	22,445	21,949	22,016	19,760
50% of preferred shares	2,002	2,002	2,002	2,002
Cash and cash equivalents	(966)	(1,094)	(668)	(425)
Net debt (4)	28,209	28,533	28,835	25,982

Net debt leverage ratio (4)(A)	2.82	2.90	2.98	2.72
Adjusted EBITDA /net interest expense ratio (4)	8.64	8.71	8.80	9.00

(A)

Our net debt leverage ratio reflects a one-time increase due to the adoption of IFRS 16 which increased net debt by $2,304 million on January 1, 2019. For further details, see section 4.1, Net debt, of the BCE Q3 2019 management’s discussion and analysis (MD&A).

Cash flow information
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3 2019	Q3 2018	$	change	% change	YTD 2019	YTD 2018	$	change	% change
Free cash flow (FCF) (4)
Cash flows from operating activities	2,258	2,043		215	10.5%	5,867	5,596		271	4.8%
Capital expenditures	(1,013)	(1,010)		(3)	(0.3%)	(2,835)	(2,997)		162	5.4%
Cash dividends paid on preferred shares	(47)	(35)		(12)	(34.3%)	(110)	(103)		(7)	(6.8%)
Cash dividends paid by subsidiaries to non-controlling interest	(12)	(3)		(9)	n.m.	(51)	(16)		(35)	n.m.
Acquisition and other costs paid	3	19		(16)	(84.2%)	53	65		(12)	(18.5%)
FCF	1,189	1,014		175	17.3%	2,924	2,545		379	14.9%

Cash flow information - Historical trend
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2019	Q3 2019	Q2 2019	Q1 2019	TOTAL 2018	Q4 2018	Q3 2018	Q2 2018	Q1 2018
FCF
Cash flows from operating activities	5,867	2,258	2,093	1,516	7,384	1,788	2,043	2,057	1,496
Capital expenditures	(2,835)	(1,013)	(972)	(850)	(3,971)	(974)	(1,010)	(1,056)	(931)
Cash dividends paid on preferred shares	(110)	(47)	(37)	(26)	(149)	(46)	(35)	(35)	(33)
Cash dividends paid by subsidiaries to non-controlling interest	(51)	(12)	(12)	(27)	(16)	-	(3)	-	(13)
Acquisition and other costs paid	53	3	21	29	79	14	19	28	18
Voluntary defined benefit pension plan contribution	-	-	-	-	240	240	-	-	-
FCF	2,924	1,189	1,093	642	3,567	1,022	1,014	994	537

n.m. : not meaningful

BCE Supplementary Financial Information - Third Quarter 2019 Page  10

BCE (2)

Consolidated Statements of Financial Position

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	September 30 2019	June 30 2019	March 31 2019	December 31 2018
ASSETS
Current assets
Cash	919	719	546	425
Cash equivalents	47	375	122	-
Trade and other receivables	2,866	2,978	2,937	3,006
Inventory	483	487	472	432
Contract assets	1,049	1,005	978	987
Contract costs	395	387	383	370
Prepaid expenses	270	349	350	244
Other current assets	226	189	246	329
Total current assets	6,255	6,489	6,034	5,793
Non-current assets
Contract assets	495	476	477	506
Contract costs	348	350	331	337
Property, plant and equipment	27,379	27,415	27,276	24,844
Intangible assets	13,463	13,232	13,269	13,205
Deferred tax assets	140	137	129	112
Investments in associates and joint ventures	706	740	803	798
Other non-current assets	1,171	700	864	847
Goodwill	10,669	10,674	10,657	10,658
Total non-current assets	54,371	53,724	53,806	51,307
Total assets	60,626	60,213	59,840	57,100
LIABILITIES
Current liabilities
Trade payables and other liabilities	3,650	3,720	3,610	3,941
Contract liabilities	681	708	733	703
Interest payable	207	215	203	196
Dividends payable	728	736	735	691
Current tax liabilities	383	287	218	253
Debt due within one year	4,728	5,676	5,485	4,645
Total current liabilities	10,377	11,342	10,984	10,429
Non-current liabilities
Contract liabilities	206	219	204	196
Long-term debt	22,445	21,949	22,016	19,760
Deferred tax liabilities	3,425	3,146	3,159	3,163
Post-employment benefit obligations	2,038	2,158	1,998	1,866
Other non-current liabilities	872	938	941	997
Total non-current liabilities	28,986	28,410	28,318	25,982
Total liabilities	39,363	39,752	39,302	36,411

EQUITY
Equity attributable to BCE shareholders
Preferred shares	4,004	4,004	4,004	4,004
Common shares	20,350	20,144	20,067	20,036
Contributed surplus	1,167	1,165	1,153	1,170
Accumulated other comprehensive income	141	14	20	90
Deficit	(4,735)	(5,195)	(5,015)	(4,937)
Total equity attributable to BCE shareholders	20,927	20,132	20,229	20,363
Non-controlling interest	336	329	309	326
Total equity	21,263	20,461	20,538	20,689
Total liabilities and equity	60,626	60,213	59,840	57,100
Number of common shares outstanding (millions)	903.7	900.1	898.8	898.2

BCE Supplementary Financial Information - Third Quarter 2019 Page  11

BCE (2)

Consolidated Cash Flow Data

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3 2019	Q3 2018	$ change	YTD 2019	YTD 2018	$ change
Net earnings	922	867	55	2,530	2,331	199
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	23	54	(31)	86	78	8
Depreciation and amortization	1,091	999	92	3,305	2,999	306
Post-employment benefit plans cost	76	82	(6)	234	252	(18)
Net interest expense	275	251	24	826	732	94
Losses on investments	-	-	-	4	-	4
Income taxes	321	224	97	890	751	139
Contributions to post-employment benefit plans	(62)	(69)	7	(213)	(230)	17
Payments under other post-employment benefit plans	(17)	(20)	3	(54)	(58)	4
Severance and other costs paid	(46)	(27)	(19)	(145)	(95)	(50)
Interest paid	(286)	(207)	(79)	(823)	(695)	(128)
Income taxes paid (net of refunds)	(88)	(161)	73	(504)	(558)	54
Acquisition and other costs paid	(3)	(19)	16	(53)	(65)	12
Net change in operating assets and liabilities	52	69	(17)	(216)	154	(370)
Cash flows from operating activities	2,258	2,043	215	5,867	5,596	271
Capital expenditures	(1,013)	(1,010)	(3)	(2,835)	(2,997)	162
Cash dividends paid on preferred shares	(47)	(35)	(12)	(110)	(103)	(7)
Cash dividends paid by subsidiaries to non-controlling interest	(12)	(3)	(9)	(51)	(16)	(35)
Acquisition and other costs paid	3	19	(16)	53	65	(12)
Free cash flow	1,189	1,014	175	2,924	2,545	379
Business acquisitions	(1)	(151)	150	(51)	(395)	344
Acquisition and other costs paid	(3)	(19)	16	(53)	(65)	12
Acquisition of spectrum licences	-	(19)	19	-	(55)	55
Disposition of intangibles and other assets	-	-	-	-	68	(68)
Other investing activities	4	(9)	13	12	(64)	76
(Decrease) increase in notes payable	(1,066)	(30)	(1,036)	(222)	10	(232)
Increase (decrease) in securitized trade receivables	-	-	-	31	(2)	33
Issue of long-term debt	549	1,530	(981)	1,954	2,996	(1,042)
Repayment of long-term debt	(226)	(1,134)	908	(2,029)	(2,375)	346
Issue of common shares	161	1	160	225	3	222
Repurchase of common shares	-	-	-	-	(175)	175
Purchase of shares for settlement of share-based payments	(14)	(39)	25	(100)	(176)	76
Cash dividends paid on common shares	(713)	(678)	(35)	(2,103)	(2,002)	(101)
Return of capital to non-controlling interest	-	(10)	10	-	(51)	51
Other financing activities	(8)	(20)	12	(47)	(61)	14
	(1,317)	(578)	(739)	(2,383)	(2,344)	(39)
Net (decrease) increase in cash and cash equivalents	(128)	436	(564)	541	201	340
Cash and cash equivalents at beginning of period	1,094	390	704	425	625	(200)
Cash and cash equivalents at end of period	966	826	140	966	826	140

BCE Supplementary Financial Information - Third Quarter 2019 Page  12

BCE

Consolidated Cash Flow Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2019	Q3 19	Q2 19	Q1 19	TOTAL 2018	Q4 18	Q3 18	Q2 18	Q1 18

Net earnings	2,530	922	817	791	2,973	642	867	755	709
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	86	23	39	24	136	58	54	24	-
Depreciation and amortization	3,305	1,091	1,111	1,103	4,014	1,015	999	1,008	992
Post-employment benefit plans cost	234	76	73	85	335	83	82	80	90
Net interest expense	826	275	273	278	987	255	251	243	238
Losses on investments	4	-	-	4	34	34	-	-	-
Income taxes	890	321	276	293	995	244	224	292	235
Contributions to post-employment benefit plans	(213)	(62)	(70)	(81)	(539)	(309)	(69)	(74)	(87)
Payments under other post-employment benefit plans	(54)	(17)	(19)	(18)	(75)	(17)	(20)	(19)	(19)
Severance and other costs paid	(145)	(46)	(33)	(66)	(138)	(43)	(27)	(33)	(35)
Interest paid	(823)	(286)	(270)	(267)	(990)	(295)	(207)	(252)	(236)
Income taxes paid (net of refunds)	(504)	(88)	(127)	(289)	(650)	(92)	(161)	(113)	(284)
Acquisition and other costs paid	(53)	(3)	(21)	(29)	(79)	(14)	(19)	(28)	(18)
Net change in operating assets and liabilities	(216)	52	44	(312)	381	227	69	174	(89)

Cash flows from operating activities	5,867	2,258	2,093	1,516	7,384	1,788	2,043	2,057	1,496
Capital expenditures	(2,835)	(1,013)	(972)	(850)	(3,971)	(974)	(1,010)	(1,056)	(931)
Cash dividends paid on preferred shares	(110)	(47)	(37)	(26)	(149)	(46)	(35)	(35)	(33)
Cash dividends paid by subsidiaries to non-controlling interest	(51)	(12)	(12)	(27)	(16)	-	(3)	-	(13)
Acquisition and other costs paid	53	3	21	29	79	14	19	28	18
Voluntary defined benefit pension plan contribution	-	-	-	-	240	240	-	-	-

Free cash flow	2,924	1,189	1,093	642	3,567	1,022	1,014	994	537
Business acquisitions	(51)	(1)	(50)	-	(395)	-	(151)	(21)	(223)
Acquisition and other costs paid	(53)	(3)	(21)	(29)	(79)	(14)	(19)	(28)	(18)
Voluntary defined benefit pension plan contribution	-	-	-	-	(240)	(240)	-	-	-
Acquisition of spectrum licences	-	-	-	-	(56)	(1)	(19)	-	(36)
Disposition of intangibles and other assets	-	-	-	-	68	-	-	-	68
Other investing activities	12	4	32	(24)	(32)	32	(9)	(20)	(35)
(Decrease) increase in notes payable	(222)	(1,066)	277	567	(123)	(133)	(30)	97	(57)
Increase (decrease) in securitized trade receivables	31	-	-	31	(2)	-	-	(2)	-
Issue of long-term debt	1,954	549	1,405	-	2,996	-	1,530	-	1,466
Repayment of long-term debt	(2,029)	(226)	(1,599)	(204)	(2,713)	(338)	(1,134)	(1,068)	(173)
Issue of common shares	225	161	44	20	11	8	1	1	1
Repurchase of common shares	-	-	-	-	(175)	-	-	-	(175)
Purchase of shares for settlement of share-based payments	(100)	(14)	(10)	(76)	(222)	(46)	(39)	(49)	(88)
Cash dividends paid on common shares	(2,103)	(713)	(712)	(678)	(2,679)	(677)	(678)	(678)	(646)
Return of capital to non-controlling interest	-	-	-	-	(51)	-	(10)	(12)	(29)
Other financing activities	(47)	(8)	(33)	(6)	(75)	(14)	(20)	(23)	(18)

	(2,383)	(1,317)	(667)	(399)	(3,767)	(1,423)	(578)	(1,803)	37

Net increase (decrease) in cash and cash equivalents	541	(128)	426	243	(200)	(401)	436	(809)	574
Cash and cash equivalents at beginning of period	425	1,094	668	425	625	826	390	1,199	625

Cash and cash equivalents at end of period	966	966	1,094	668	425	425	826	390	1,199

BCE Supplementary Financial Information - Third Quarter 2019 Page  13

Accompanying Notes

(1)

Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.

Throughout this report, we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

(2)

As required, we adopted International Financial Reporting Standard (IFRS) 16 - Leases effective January 1, 2019. We adopted IFRS 16 using a modified retrospective approach whereby the financial statements of prior periods presented were not restated and continue to be reported under International Accounting Standard (IAS) 17 - Leases, as permitted by the specific transition provisions of IFRS 16. The cumulative effect of the initial adoption of IFRS 16 was reflected as an adjustment to the deficit at January 1, 2019. For further details, see Note 2, Basis of presentation and significant accounting policies and Note 16, Adoption of IFRS 16, of the Q3 2019 consolidated interim financial statements.

Under IFRS 16, most leases are recognized on the statement of financial position as right-of-use assets within property, plant and equipment, with a corresponding lease liability within debt. Under IFRS 16, expenses related to these leases are recorded in depreciation and interest expense, whereas under IAS 17, operating lease expenses were recorded in operating costs. Under IFRS 16, repayments of principal for these leases are recorded in repayment of long-term debt within cash flows from financing activities and the interest component is recorded in interest paid within cash flows from operating activities. Previously, under IAS 17, operating lease payments were recorded within cash flows from operating activities.

(3)

To align with changes in how we manage our business and assess performance, the operating results of The Source (Bell) Electronics Inc. (The Source) are now entirely included within our Wireless segment effective January 1, 2019, with prior periods restated for comparative purposes. Previously, The Source’s results were included within our Wireless and Wireline segments.

(4)	Non-GAAP Financial Measures

Adjusted EBITDA and adjusted EBITDA margin

The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EBITDA as operating revenues less operating costs (including post-employment benefit plans service cost) as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in BCE’s consolidated financial statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues.

We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA also is one component in the determination of short-term incentive compensation for all management employees.

BCE Supplementary Financial Information – Third Quarter 2019 Page  14

Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, adjusted EBITDA may be reconciled to net earnings as shown in this document.

Adjusted net earnings and adjusted earnings per share (EPS)

The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and non-controlling interest (NCI). We define adjusted EPS as adjusted net earnings per BCE common share.

We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS, as reconciled in this document.

Free cash flow

The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses.

The most comparable IFRS financial measure is cash flows from operating activities, as reconciled in this document.

Net debt

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

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We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in this document.

Net debt leverage ratio

The net debt leverage ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

The net debt leverage ratio represents net debt divided by adjusted EBITDA. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

Adjusted EBITDA to net interest expense ratio

The ratio of adjusted EBITDA to net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the adjusted EBITDA to net interest expense ratio as a measure of financial health of the company.

The adjusted EBITDA to net interest expense ratio represents adjusted EBITDA divided by net interest expense. For the purposes of calculating our adjusted EBITDA to net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Net interest expense is twelve-month trailing net interest expense as shown in our statements of cash flows, plus 50% of declared preferred share dividends as shown in our income statements.

(5)	Key performance indicators (KPIs)

In addition to the non-GAAP financial measures described previously, we use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

Average billing per user (ABPU) or subscriber approximates the average amount billed to customers on a monthly basis, which is used to track our recurring billing streams. Wireless blended ABPU is calculated by dividing certain customer billings by the average subscriber base for the specified period and is expressed as a dollar unit per month.

Capital intensity is capital expenditures divided by operating revenues.

Churn is the rate at which existing subscribers cancel their services. It is a measure of our ability to retain our customers. Wireless churn is calculated by dividing the number of deactivations during a given period by the average number of subscribers in the base for the specified period and is expressed as a percentage per month.

Wireless subscriber unit is comprised of an active revenue-generating unit (e.g. mobile device, tablet or wireless Internet products), with a unique identifier (typically International Mobile Equipment Identity (IMEI) number), that has access to our wireless networks. We report wireless subscriber units in two categories: postpaid and prepaid. Prepaid subscriber units are considered active for a period of 90 days (previously 120 to 150 days) following the expiry of the subscriber’s prepaid balance.

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Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including retail Internet, satellite TV, IPTV, and/or NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.

•	Retail Internet, IPTV and satellite TV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit
•	Retail NAS subscribers are based on a line count and are represented by a unique telephone number

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